PHL Variable Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

August 20, 2013

Re: Your variable annuity contract or variable universal life insurance policy issued by PHL Variable Insurance Company

Dear Valued Customer:

Background. As we previously disclosed to you, we have determined that PHL Variable Insurance Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of Generally Accepted Accounting Principles (“GAAP”) should no longer be relied upon and should be restated because of certain errors in those financial statements.

Separately, in May, 2013 contract owners have been mailed the audited financial statements for the year ended December 31, 2012 for the separate account(s) in which their contract values were invested as those financial statements are not affected by the GAAP restatement process for PHL Variable Insurance Company (the “Company”).

Updates.

Update regarding 2012 Annual STAT Financial Statements

The Company previously reported that the completion of its audited financial statements for the year ended December 31, 2012 prepared in accordance with Statements of Statutory Accounting Principles (“STAT”) would be delayed because they are dependent on substantial completion of the restatement of prior period GAAP financial statements for both the Company and its indirect parent, The Phoenix Companies, Inc. (“Phoenix”), the evaluation of the control environment related to the STAT and GAAP financial statements and the related audit processes, and that the situation remains fluid as additional issues are identified and resolved. The Company has received extensions from the Connecticut Insurance Department, its domiciliary state insurance regulator, for filing its 2012 audited STAT financial statements and intends to seek further extensions as required.

Unaudited STAT financial results for the third quarter of 2012, full year 2012, and first and second quarters of 2013 were filed on time with state insurance regulators.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

August Notice-PHL

The Company advises that its full year 2012 and first and second quarter 2013 unaudited STAT results filed with its domiciliary state insurance regulator can continue to be relied upon, after taking into consideration the $9.3 million positive net prior period adjustments made during the second quarter of 2013, but that situation can change. The Company notes that there are errors arising from the restatement process and the STAT and GAAP audits that have been identified, some of which have been quantified while others have not yet been fully assessed and quantified. These errors, along with additional errors that may be identified, could, individually or in the aggregate, materially and adversely impact the 2012 unaudited STAT financial statements that have been made publicly available by the Company. As a result, the 2012 audited STAT financial statements, when completed, could materially and adversely vary from the unaudited 2012 STAT results. In addition, these errors, along with additional errors that may be identified, could, individually or in the aggregate, materially and adversely impact the unaudited statutory financial results for the first and second quarters of 2013 that have been made publicly available by the Company.

Due to the differences between STAT and GAAP accounting principles, the STAT adjustments discussed above may not be the same as the adjustments made to the GAAP financial statements as a result of the restatement , and such differences could be material.

Update regarding GAAP Restatement

On August 15, 2013, the Company said the work on its restatement of prior period financial statements prepared in accordance with GAAP for both the Company and Phoenix continues to move forward, and that it intends to provide an update on the restatement within the next 60 days.

Update regarding Legal Proceedings pertinent to the Company

The Company has been named as a defendant in four actions challenging its cost of insurance (“COI”) rate adjustments. These four cases have been brought against the Company by (1) Tiger Capital LLC (C.A. No. 1:12-cv-02939-CM-JCF; U.S. Dist. Ct; S.D.N.Y.; the “Tiger Capital Litigation”) and (2-4) U.S. Bank National Association, as securities intermediary for Lima Acquisition LP ((2: C.A. No. 1:12-cv-06811-CM-JCF; U.S. Dist. Ct; S.D.N.Y.; 3: C.A. No. 1:13-cv-01580-CM-JCF; U.S. Dist. Ct; S.D.N.Y.; collectively, the “U.S. Bank N.Y. Litigations”); and 4: C.A. No. 1:13-cv-00368-GMS; U.S. Dist. Ct; D. Del.; the “Delaware Litigation”). The Tiger Capital Litigation and the two U.S. Bank N.Y. Litigations have been assigned to the same judge, and discovery in these three actions is being coordinated by the court; the Delaware Litigation is proceeding separately. The plaintiffs seek damages and attorneys’ fees for breach of contract and other common law and statutory claims.

Complaints to state insurance departments regarding the Company’s COI rate adjustments have also prompted regulatory inquiries or investigations in several states, with two of such states (California and Wisconsin) issuing letters directing the Company to take remedial action in response to complaints by a single policyowner. The Company disagrees with both states’ positions, and Wisconsin has commenced an administrative hearing to obtain a formal ruling on its position, which is pending (OCI Case No. 13-C35362).

The Company believes it has meritorious defenses against all of these lawsuits and intends to vigorously defend against these claims. The outcome of this litigation is uncertain and any potential losses cannot be reasonably estimated. The Company further believes it has meritorious defenses to the regulatory directives and intends to vigorously defend against them.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

August Notice-PHL

Update regarding the federal Defense of Marriage Act

As a result of a June 2013 decision by the United States Supreme Court, a portion of the federal “Defense of Marriage Act” (“DOMA”) was ruled unconstitutional. The prior section of DOMA had provided that federal statutes could not recognize same-sex marriages. With this decision striking down the prior law, there is no longer a concept of “Federal Spouse”. Whether or not two individuals are treated as married for state or federal law is dependent upon state law. Thus, in some states, a same-sex couple may qualify for the spousal treatment relating to annuities, provided for in the Internal Revenue Code. State laws differ; individuals in a same-sex marriage should consult a legal advisor regarding the application of spousal treatment.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframe and potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the Restatement in the anticipated timeframe, complete the Restatement and resume a timely filing schedule with respect to our SEC filings reflecting the Restatement is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the number and complexity of, and periods covered by, the periodic reports that we will have to file with the SEC to reflect the Restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our periodic and other reports filed with the SEC and are available on our website at www.phoenixwm.com* under “Investor Relations.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

August Notice-PHL	BPD 38871

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